Annex I

XUNLEI LIMITED

Note: Based on the F-1 confidentially submitted to the SEC on ~~February 18~~June 12, 2014.

<table>
<tr><th></th><th>Statement in F-1</th><th>Page No. in F-1</th><th>Supporting Document</th><th>Page No. in Supporting Document</th></tr>
<tr><td>1-1</td><td>According to China Internet Network Information Center, or CNNIC, the number of Internet users in China had reached ~~591~~618 million as of ~~June 30~~December 31, 2013.</td><td>3, ~~122~~138</td><td>~~2013~~2014 January CNNIC-China Internet Survey</td><td>~~11~~15</td></tr>
<tr><td>1-2</td><td>According to CNNIC, China online game user has reached 345 million, and the penetration rate of online games among internet users in China reached 58.5% as of June 30, 2013.</td><td>~~123~~138</td><td>2013 CNNIC- China Internet Survey</td><td>38</td></tr>
<tr><td>2-1</td><td>According to CNNIC, more than 50% of internet users access traditional TV episodes on the Internet in 2012.</td><td>~~122~~138</td><td rowspan="2">2012 CNNIC- China Online Video Research Report</td><td>7</td></tr>
<tr><td>2-2</td><td>According to a survey conducted by CNNIC in November 2012, 11.4% of the internet users in China had accessed to internet via OTT TV, among which 72.7% watched video as opposed to 37.3% for news and less than 20% for other contents.</td><td>~~123~~139</td><td>7</td></tr>
<tr><td>3-1</td><td>CNNIC further indicates that more than 50% of the internet games switch to new games in less than one year time.</td><td>~~123~~139</td><td>2009 CNNIC- China Gaming Market Research Report</td><td>19</td></tr>
<tr><td>4-1</td><td>China had a broadband penetration rate of 88.8% among internet users as of December 31, 2012, according to iResearch.</td><td>3, ~~122~~138</td><td>2012-2013 iResearch China Webgame Industry Report</td><td>15</td></tr>
<tr><td>5-1</td><td>According to iResearch, the size of China's online video market, as measured by total revenues, is expected to grow from RMB6.3 billion in 2011 to RMB29.8 billion in 2016, representing a CAGR of 36.6%. The following table sets forth the historical and projected size of China's online video market and the respective year-over-year growth rate for the years indicated:
<table>
<tr><th></th><th>2011</th><th>2012</th><th>2013E</th><th>2014E</th><th>2015E</th><th>2016E</th></tr>
<tr><td>China's online video market (RMB in billions)</td><td>6.3</td><td>9.0</td><td>12.8</td><td>17.8</td><td>23.5</td><td>29.8</td></tr>
<tr><td>Year-over-year growth rate</td><td>-</td><td>43.9%</td><td>41.9%</td><td>38.7%</td><td>32.4%</td><td>26.8%</td></tr>
</table>
Source: iResearch</td><td>3, ~~122~~138</td><td>Article published on January 8, 2014 under “Data & Report” of the official website of iResearch (link: http://video.iresearch.cn/sharing/20140108/224597.shtml)</td><td>N/A</td></tr>
<tr><td>5-2</td><td>According to iResearch, the size of China's online gaming market, as measured by total revenues, is expected to grow from RMB53.4 billion in 2011 to RMB183.7 billion in 2016, representing a CAGR of 27.8%. The following table sets forth the historical and projected size of China's online gaming market and the respective year-over-year growth rate for the years indicated:
<table>
<tr><th></th><th>2011</th><th>2012</th><th>2013~~E~~</th><th>2014E</th><th>2015E</th><th>2016E</th></tr>
<tr><td>China's online gaming market (RMB in billions)</td><td>53.4</td><td>67.1</td><td>89.2</td><td>115.0</td><td>146.8</td><td>183.7</td></tr>
<tr><td>Year-over-year growth rate</td><td>-</td><td>24.6%</td><td>32.9%</td><td>28.9%</td><td>27.7%</td><td>25.1%</td></tr>
</table>
Source: iResearch</td><td>3, ~~123~~139</td><td>Article published on January 8, 2014 under “Data & Report” of the official website of iResearch (link: http://game.iresearch.cn/mmog/20140108/224530.shtml)

For the change of “2013E” to “2013”, please see:</td><td>N/A</td></tr>
</table>

	Statement in F-1	Page No. in F-1	Supporting Document	Page No. in Supporting Document
			Article published on January 8, 2014 under "Data & Report" of the official website of iResearch (link: http://game.iresearch.cn/others/20140505/230702.shtml)	
6-1	According to Analysys International, the installed base of OTT (over-the-top) TVs in China, including smart TVs and TVs with smart set-top boxes connections, was 17.0 million as of December 31, 2012, and is expected to increase to ~~239.0~~208.0 million as of December 31, 2016, representing a CAGR of ~~93.6~~87.0%. The following table sets forth the historical and projected installed base of OTT TVs in China and the respective year-over-year growth rate as of December 31 for the years indicated: **As of December 31,** / **2012** / **2013~~E~~** / **2014E** / **2015E** / **2016E** China's OTT market (million units) / 17.0 / ~~47.0~~49.7 / ~~95.0~~100.5 / ~~160.7~~156.7 / ~~239.0~~208.0 Year-over-year growth rate / - / ~~176.5~~192.1% / ~~102.1~~102.3% / ~~69.2~~56.0% / ~~48.7~~32.8% Source: Analysys International	3, ~~123~~139	Analysys International- OTT TV Research Report (updated)	4
6-2	According to Analysys International, the number of online video services users in China is expected to grow from 390 million in 2011 to 875 million in 2016, representing a CAGR of 17.6%.	~~122~~138		14
7-1	According to iResearch, there are only 12 internet platforms in China with over ~~250~~300 million monthly unique visitors, based on the data for the month ended ~~October~~March 31, ~~2013~~2014, including Xunlei.	3, ~~122~~138	iUser Tracker database	N/A
7-2	We are one of the top 10 largest Chinese internet companies ~~in China~~, as measured by user base. According to iResearch, we had an average of approximately 300 million monthly unique visitors ~~in October 2013~~for the three months ended on March 31, 2014.	Front cover, 1, ~~15, 86, 125, 126,127~~17, 88, 141,142,143		N/A
7-3	Xunlei Kankan, the 6th largest online video streaming platform in China, with monthly unique visitors of approximately ~~134.1~~136.0 million in ~~October 2013~~March 2014, according to iResearch.	Back cover, 2,		N/A

	Statement in F-1	Page No. in F-1	Supporting Document	Page No. in Supporting Document
		~~15~~17, ~~125~~141, ~~131~~147		
8-1	We are the No. 1 acceleration product provider in China as measured by market share in ~~November 2013~~March 2014, according to iResearch.	Front cover, 1, ~~86~~88, ~~125~~141	Monthly summary of data in iUser Tracker database provided by iResearch	N/A
8-2	Xunlei Accelerator enjoys a market share of ~~81.8~~84.1% based on the number of launches among all transmission and acceleration products in China in ~~November 2013~~March 2014, according to iResearch.	Back cover page, 1, ~~125~~141		N/A
9-1	Xunlei Accelerator, which enables users to accelerate digital transmission over the internet, is our most popular and free product, with approximately 142 million monthly active users ~~in October 2013~~and approximately 204 million monthly unique visitors in March 2014, according to the iResearch Report.	Back cover, 1, ~~125~~141	For "142 million", please see: Report provided by iResearch based on data in iUser Tracker database; For "204 million", please see: Monthly summary of data in iUser Tracker database provided by iResearch	N/A

1-1 Source: 2014 January CNNIC — China Internet Survey

第二章网民规模与结构特征

一、网民规模

（一）总体网民规模

As of December 2013, the number of Internet users in China had reached 618 million.

截至 2013 年 12 月，我国网民规模达 6.18 亿，全年共计新增网民 5358 万人。互联网普及率为 45.8%，较 2012 年底提升 3.7 个百分点，整体网民规模增速保持放缓的态势。


中国网民规模和互联网普及率
万人
75000
50000
25000
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
11100
13700
21000
29800
38400
45730
51310
56400
61758
8.5%
10.5%
16.0%
22.6%
28.9%
34.3%
38.3%
42.1%
45.8%
网民数
互联网普及率
来源：CNNIC 中国互联网络发展状况统计调查
2013.12

图 1 中国网民规模与互联网普及率

近来年，中国网民规模增长主要源于以下四个方面因素：第一，中国政府在信息化领域制定了一系列政策方针并持续加强基础网络设施建设，为互联网接入提供较好的网络基础条件；第二，运营商和各大厂商积极推动互联网应用发展，加快网络应用对社会生活的渗透，如打车、支付等应用与线下结合紧密，吸引更多人使用互联网；第三，传统媒体和新媒体的联动加强，提升整体社会对互联网的认知，促使更多人使用互联网；第四，网络应用的社交性和即时沟通的便捷性，在增加网民使用黏性的同时加大了网民对非网民同伴的连带影响，促进非网民向网民转化。这一系列因素共同推动互联网用户规模的增长，尤其推动了手机网民规模的持续增加。2013 年中国新增网民中使用手机上网的比例高达 73. 3%，高于其他设备的使用比例，这意味着手机依然是中国网民增长的主要驱动力。

5-2 Source: Article published on May 5, 2014 under "Data & Report" of the official Website of iResearch
Note: For the change of "2013E" to "2013".

艾瑞咨询：2014Q1中国网络游戏市场规模251.3亿，移动游戏成为第二大细分领域市场

来源：艾瑞咨询 作者：分析师 王刚 2014-5-5 11:53:01

2014Q1中国网络游戏市场规模达到251.3亿元，同比增长23.5%，环比增长3.0%，移动端游戏市场规模进一步增长，成为第二大细分领域市场，智能移动端游戏成为最重要的推动力。

市场规模：网络游戏市场规模251.3亿元，保持稳定增长

2014Q1中国网络游戏保持稳定增长，从市场规模结构来看，PC浏览器端游戏市场规模维持2013Q4的增长速度，2014Q1环比增长7.4%，移动游戏市场规模2014Q1环比增长11.1%，其中智能移动游戏市场规模环比增长14.8%；从海内外市场规模来看，中国网络游戏企业凭借全球领先的网页游戏技术及智能移动游戏的全球化特性，积极地开拓海外网页游戏及智能移动游戏市场，取得了不错的成绩。


2012Q1-2014Q1中国网络游戏市场规模及增长情况
400
350
300
250
200
150
100
50
0
12Q1 12Q2 12Q3 12Q4 13Q1 13Q2 13Q3 13Q4 14Q1
155.8 161.2 173.3 180.6 203.5 213.4 230.8 243.9 251.3
3.5% 7.5% 4.2% 12.7% 4.9% 8.2% 5.7% 3.0%
30.6% 32.4% 33.2% 35.0% 23.5%
网络游戏市场规模（亿元）
环比增长率（%）
同比增长率（%）
注释：1.中国网络游戏市场规模统计包括PC客户端游戏、PC浏览器端游戏、移动端游戏；2.网络游戏市场规模包含中国大陆地区网络游戏用户消费总金额，以及中国网络游戏企业在海外网络游戏市场获得的总营收。
来源：综合企业财报及专家访谈，根据艾瑞统计模型核算。
©2014.4 iResearch Inc.
www.iresearch.com.cn

The size of China's Online Gaming Market and growth

Year-over-Year growth

The size of Online gaming Market (in 100 million)

China's online gaming market in 2013:

20,350 + 21,340 + 23,080 + 24,390 = 89,160 Million

市场结构：网页游戏、移动游戏市场份额进一步增加，未来将继续扩大

从细分市场份额来看，客户端游戏依旧是网络游戏产业的核心力量，但由于端游市场规模量级限制，客户端游戏目前已经进入市场成熟期，市场规模将长期保持一个缓慢的增速。与客户端游戏相比，网页游戏及移动游戏则仍将保持一个高速的增长，市场份额进一步增加，未来，浏览器端和移动端游戏的细分市场份额占比将逐年扩大。

随着玩家娱乐行为及娱乐时间分配的改变，收费模式更为前置且直接的网页游戏吸引了一大批可支配游戏时间相对较少但付费能力较强的游戏玩家的青睐。2013年陆续有网页游戏企业进行了上市及大额并购，也说明网页游戏这一细分游戏市场，已得到资本市场的认可，这也为网页游戏后续发展提供了增长动力。2014Q1畅游花费500万购买域名wan.com，37游戏花费210万美金购买域名37.com，趣游花费

6-1 Source: Analysis International — OTT TV Research Report (updated)

OTT电视市场存量

The Installation Base of OTT TV

Analysys 易观国际 | Enfodesk™ 易观智库

2012-2016年OTT电视市场存量

The installation base of OTT TV in 2012-2016



OTT电视存量（万台）
The installation base of OTT TV (10,000)
环比增长率
Year-over-Year growth
25,000
20,000
15,000
10,000
5,000
0
210%
200%
190%
180%
170%
160%
150%
140%
130%
120%
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
192.1%
102.3%
56.0%
32.8%
1,700.0
4,966.3
10,046.5
15,669.0
20,802.2
2012
2013
2014（F）
2015（F）
2016（F）

定义说明：
OTT（Over The Top）电视：指提供基于开放互联网视频服务的终端，包括智能电视、互联网电视盒子及电视棒。

到2013年底，OTT电视市场存量达到4966万台，预计到2016年，OTT电视存量将 超过2亿。

来源：易观国际·易观智库·中国互联网商情
SOURCE: Enfodesk © Analysys International

www.enfodesk.com
www.eguan.cn

7-1 & 7-2 : Source: iUser Tracker database — Monthly Unique Visitor for Xunlei and other top 20 players in China

腾讯[公司] → Tecent　　单位：万人 → Unit: 10,000

Nov-13	49344.2
Dec-13	49707.7
Jan-14	49240.1
Feb-14	49278.2
Mar-14	① 50702.4
Apr-14	51085.8

→ Average MUV: 49,740.23
Rank: No.1 (of Chinese internet Companies)

搜狐[公司] Sohu

Nov-13	47988.7
Dec-13	48430.7
Jan-14	47657.5
Feb-14	47627.6
Mar-14	② 49322.6
Apr-14	49655.9

→ Average MUV: 48202.57
Rank: No.2

微软[公司] Microsoft (Non-Chinese Company).

Nov-13	47742.8
Dec-13	48159.4
Jan-14	47617.8
Feb-14	47348.1
Mar-14	③ 49116.2
Apr-14	49372.5

→ Average MUV: 48027.37

360[公司] 360

Nov-13	47168.9
Dec-13	47528.7
Jan-14	46341.4
Feb-14	45854.9
Mar-14	④ 47856.1
Apr-14	48729.6

→ Average MUV: 46684.13
Rank: No.3

百度[公司] Baidu

Nov-13	44880.7
Dec-13	45332.4
Jan-14	44953.6
Feb-14	45772.2
Mar-14	⑤ 46978.9
Apr-14	47139.5

→ Average MUV: 45901.57
Rank: No.4

阿里巴巴[公司] Alibaba

Nov-13	41249.6
Dec-13	40931
Jan-14	37862.9
Feb-14	38428.1
Mar-14	⑥ 41119.2
Apr-14	41186.9

→ Average MUV: 39136.73
Rank: No.5

新浪[公司] Sina

Nov-13	35787.8

Dec-13	36539.4	
Jan-14	34803.8	
Feb-14	36388.1	
(7) Mar-14	(38434.2)	→ Average MUV: 36542.03
Apr-14	38288.7	Rank: NO.6

网易[公司] Net ease

Nov-13	31867.6	
Dec-13	32495.1	
Jan-14	30964.2	
Feb-14	32049.1	→ Average MUV: 32647.4
(8) Mar-14	(34928.9)	Rank: NO.7
Apr-14	34255.8	

爱奇艺PPS[公司] iqiyi

Nov-13	29785.9	
Dec-13	29700.9	
Jan-14	31173.9	
Feb-14	31605.2	→ Average MUV: 31229.23
(9) Mar-14	(30908.6)	Rank: NO.8
Apr-14	31311.1	

优酷土豆[公司] Yonku Tudou

Nov-13	32215.6	
Dec-13	31643.4	
Jan-14	31199.8	
Feb-14	31229	→ Average MUV: 31085.63
(10) Mar-14	(30828.1)	Rank: NO.9
Apr-14	30611.6	

凤凰网[公司] ifeng

Nov-13	26153.9	
Dec-13	27497.5	
Jan-14	25777.6	
Feb-14	27841.8	→ Average MUV: 28342.7
(11) Mar-14	(31408.7)	
Apr-14	29817.1	

迅雷[公司] Xunlei

Nov-13	29748.7	
Dec-13	30748.2	
Jan-14	29861	
Feb-14	29815.3	→ Average MUV: 29942.37
(12) Mar-14	(30150.8)	Rank: NO.10
Apr-14	29448.2	

金山[公司] Kingsoft

Nov-13	26075.9
Dec-13	28393.4
Jan-14	26378.2

⇒ There are only 12 internet platforms in China with over 300 million MUV for the month ended March 31, 2014.

7-3 Source: iUser Tracker database

iUserTracker

首页 | 登录 | 注销 | 下载管理 | 联系客服

数据增值服务 | 产品演示 | ? 名词解释 | 联系方式

网络服务 | 公司资产 | 网站分析 | 软件分析 | 媒介计划 | 我的监测 | 产品报告

网站排名 | 网站类别 | 网站用户特征 | 网站重合分析 | 网站趋势分析 | 网站访问频次

后退 | 前进

在线视频 (Online Video) | 单位：万 (unit: 10,000) | 按月 (Monthly) | 2014年03月 (for the month of March, 2014) | 分析 | 搜索

网站分析 ▸ 网站排名 ☐按公司资产分析 | 趋势分析

Annotations: types of websites; daily unique visitor (10,000); Monthly unique visitor (10,000)

			基本指标		月度指标		日均指标	人均指标	
序号 (Numbering)	网站 (websites)	网站类别	日均覆盖人数 (万人)	日均覆盖人数比例 (%)	月度覆盖人数 (万人)	月度覆盖人数比例 (%)	人均单日浏览页面 (页)	人均单页有效浏览时间 (分:秒)	选择网站 操作
	合计	Online Video	10,958.9	100%	46,115.5	100%	6.14	6:21	
1	youku.com [优酷] Youku	在线视频	3,173.0	28.95%	24,441.6	53.00%	4.92	7:59	☐
2	iqiyi.com [爱奇艺] iqiyi	在线视频	2,275.8	20.77%	21,717.9	47.09%	4.35	9:39	☐
3	letv.com [乐视网] letv	在线视频	2,187.9	19.97%	21,007.8	45.55%	3.06	10:43	☐
4	ku6.com [酷6网] Ku6	在线视频	935.5	8.54%	14,551.2	31.55%	2.81	3:42	☐
5	tudou.com [土豆网] tudou	在线视频	1,012.2	9.24%	13,726.1	29.76%	4.08	7:10	☐
6	kankan.com [迅雷看看] Kankan	在线视频	1,012.8	9.24%	13,599.3	29.49%	4.88	4:10	☐
7	56.com [56网]	在线视频	1,003.2	9.15%	13,523.9	29.33%	2.87	2:40	☐
8	pptv.com [PPTV网络电视]	在线视频	1,539.2	14.05%	13,211.7	28.65%	4.54	5:51	☐
9	funshion.com [风行]	在线视频	886.0	8.08%	11,870.9	25.74%	3.02	3:03	☐
10	pps.tv [PPS网络电视]	在线视频	594.8	5.43%	8,960.1	19.43%	1.76	7:40	☐
11	6.cn [六间房]	在线视频	392.5	3.58%	5,407.7	11.73%	7.72	1:53	☐
12	wasu.cn [华数TV]	在线视频	170.6	1.56%	3,418.5	7.41%	2.13	4:29	☐
13	v1.cn [第一视频]	在线视频	131.6	1.20%	2,446.1	5.30%	1.23	2:00	☐

数据导出：

首页 | 上一页 | 1 /4 | 下一页 | 尾页

17:28 2014/5/5

8-1, 8-2 & 9-1-B : Source: Monthly Summary of data in iUser Tracker database provided by iResearch. (March 2014)

→ Monthly Unique Visitors (Unit: 10,000) [月度覆盖]

→ Number of lauches in the month (percentage) [月度启动次数 %]

Xunlei Overall [下载类软件合计 / 迅雷整体]; Xunlei Thunder [迅雷Thunder]; Xunlei Mini [迅雷迷你版]

软件	月度覆盖	月度覆盖比例	月度激活覆盖	月度激活覆盖	月度启动次数	月度启动次数	月度使用时间	月度使用时间	月度运行时间	月度运行时间	日均覆盖	日均覆盖比例
	万人	%	万人	%	万次	%	万小时	%	万小时	%	万人	%
下载类软件合计	21872.66	100.00%	3990.75	100.00%	290010.78	100.00%	17947.37	100.00%	377430.02	100.00%	4079.62	100.00%
迅雷整体	20370.98	93.13%	3387.56	84.89%	243792.35	84.06%	15059.78	83.91%	282779.45	74.92%	3509.90	86.03%
迅雷Thunder	20038.90	91.62%	3304.33	82.80%	236063.51	81.40%	14612.38	81.42%	269940.41	71.52%	3402.04	83.39%
QQ旋风	1748.40	7.99%	426.93	10.70%	15002.37	5.17%	900.16	5.02%	28570.91	7.57%	263.60	6.46%
迅雷迷你版	1127.54	5.16%	98.14	2.46%	7628.65	2.63%	446.20	2.49%	12560.09	3.33%	133.32	3.27%
FlashFXP	613.67	2.81%	4.37	0.11%	5253.08	1.81%	280.90	1.57%	6263.62	1.66%	75.85	1.86%
uTorrent	538.05	2.46%	44.37	1.11%	10261.26	3.54%	433.39	2.41%	31074.51	8.23%	154.25	3.78%
BitComet	454.03	2.08%	36.79	0.92%	1052.59	0.36%	26.74	0.15%	1639.34	0.43%	25.83	0.63%
FlashGet	445.62	2.04%	275.30	6.90%	2310.35	0.80%	68.23	0.38%	4228.49	1.12%	62.44	1.53%
电骡Emule	306.79	1.40%	6.20	0.16%	1887.04	0.65%	224.23	1.25%	6117.50	1.62%	39.89	0.98%
Internet Downlo	239.41	1.09%	10.72	0.27%	3032.85	1.05%	127.70	0.71%	5939.40	1.57%	47.53	1.17%
Vagaa哇嘎	234.11	1.07%	39.78	1.00%	3186.33	1.10%	272.52	1.52%	5226.52	1.38%	26.40	0.65%
FTPte	91.65	0.42%			731.52	0.25%	0.81	0.00%	1389.63	0.37%	14.14	0.35%
LeapFTP	91.17	0.42%			483.46	0.17%	23.03	0.13%	736.88	0.20%	7.77	0.19%
CuteFTP Pro	89.14	0.41%	1.08	0.03%	602.01	0.21%	59.98	0.33%	1154.69	0.31%	13.92	0.34%
音悦Mini	87.50	0.40%	12.58	0.32%	285.31	0.10%	6.58	0.04%	232.06	0.06%	7.05	0.17%
比特精灵	60.88	0.28%			598.02	0.21%	92.25	0.51%	1462.05	0.39%	11.03	0.27%
CutFTP32	28.31	0.13%			386.50	0.13%	5.88	0.03%	111.90	0.03%	5.67	0.14%
PP点点通	13.05	0.06%	2.52	0.06%	78.83	0.03%	0.30	0.00%	27.66	0.01%	2.25	0.06%

软件	日均启动次数	日均启动次数	日均使用时间	日均使用时间	日均运行时间	日均运行时间	人均月度使用	人均月度启动	人均月度使用	人均月度运行时间	人均单日启动	人均单日使用	人均单日运行	人均单次使用	使用占运行时
	万次	%	万小时	%	万小时	%	天	次	时:分:秒	时:分:秒	次	时:分:秒	时:分:秒	时:分:秒	%
下载类软件合计	9355.19	100.00%	578.95	100.00%	12175.16	100.00%	5.78	13.26	0:49:14	17:15:21	2.30	0:08:35	3:00:34	0:03:32	4.76%
迅雷整体	7864.27	84.06%	485.80	83.91%	9121.92	74.92%	5.34	11.97	0:44:21	13:52:53	2.25	0:08:23	2:37:23	0:03:33	5.33%
迅雷Thunder	7614.95	81.40%	471.37	81.42%	8707.76	71.52%	5.26	11.78	0:43:45	13:28:15	2.25	0:08:24	2:35:01	0:03:34	5.41%
QQ旋风	483.95	5.17%	29.04	5.02%	921.64	7.57%	4.67	8.58	0:30:53	16:20:28	1.83	0:06:39	3:28:09	0:03:43	3.15%
迅雷迷你版	246.09	2.63%	14.39	2.49%	405.16	3.33%	3.67	6.77	0:23:45	11:08:22	1.87	0:06:48	3:09:31	0:03:10	3.55%
FlashFXP	169.45	1.81%	9.06	1.57%	202.05	1.66%	3.83	8.56	0:27:28	10:12:25	2.25	0:07:18	2:42:33	0:02:51	4.48%
uTorrent	331.01	3.54%	13.98	2.41%	1002.40	8.23%	8.89	19.07	0:48:20	57:45:14	2.17	0:05:45	6:46:30	0:02:27	1.39%
BitComet	33.95	0.36%	0.86	0.15%	52.88	0.43%	1.76	2.32	0:03:32	3:36:38	1.32	0:02:03	2:08:55	0:00:58	1.63%
FlashGet	74.53	0.80%	2.20	0.38%	136.40	1.12%	4.34	5.18	0:09:11	9:29:20	1.21	0:02:08	2:14:24	0:02:18	1.61%
电骡Emule	60.87	0.65%	7.23	1.25%	197.34	1.62%	4.03	6.15	0:43:51	19:56:24	1.53	0:10:54	5:02:00	0:06:55	3.67%
Internet Downlo	97.83	1.05%	4.12	0.71%	191.59	1.57%	6.15	12.67	0:32:00	24:48:30	2.10	0:05:15	4:07:44	0:02:43	2.15%
Vagaa哇嘎	102.78	1.10%	8.79	1.52%	168.60	1.38%	3.50	13.61	1:09:51	22:19:30	3.94	0:20:15	6:36:37	0:04:52	5.21%
FTPte	23.60	0.25%	0.03	0.00%	44.83	0.37%	4.78	7.98	0:00:32	15:09:46	1.65	0:00:06	3:12:50	0:00:04	0.06%
LeapFTP	15.60	0.17%	0.74	0.13%	23.77	0.20%	2.64	5.30	0:15:10	8:04:58	1.96	0:05:14	3:55:02	0:02:51	3.13%
CuteFTP Pro	19.42	0.21%	1.93	0.33%	37.25	0.31%	4.84	6.75	0:40:22	12:57:12	1.41	0:08:02	2:40:58	0:05:18	5.19%
音悦Mini	9.20	0.10%	0.21	0.04%	7.49	0.06%	2.50	3.26	0:04:31	2:39:07	1.26	0:01:44	1:01:34	0:01:07	2.84%
比特精灵	19.29	0.21%	2.98	0.51%	47.16	0.39%	5.62	9.82	1:30:55	24:00:55	1.74	0:16:00	4:22:56	0:06:44	6.31%
CutFTP32	12.88	0.14%	0.20	0.03%	3.73	0.03%	6.01	13.65	0:12:28	3:57:08	2.25	0:02:07	0:48:16	0:01:35	5.26%
PP点点通	3.28	0.04%	0.01	0.00%	1.15	0.01%	4.13	6.04	0:01:23	2:07:11	1.50	0:00:20	0:36:05	0:00:19	1.08%

Various methodologies indicating market share (eg: number of lauches, monthly coverage, hours of use, etc.)

9-1-A

2014年3月 迅雷下载的月度活跃用户

运行时长指标	
月份	3/1/2014
迅雷下载月度活跃人数（万人）	14231.59

Month

for the month of March, 2014

说明：1.迅雷下载包括迅雷Thunder、迅雷迷你版、Web迅雷 → Xunlei Accelerator includes Xunlei Thunder, Xunlei Mini and Web Xunlei.
2.运行时长指标（月度运行时长等于和大于60分钟）的活跃人数是经过去重后的人数，若某用户同时使用迅雷Thunder、迅雷迷你版、Web迅雷任意一个下载工具等于或超过60分钟n/月，则只认定为1活跃用户；
3.数据来源：iUserTracker（目前最新月度数据为2014年3月月度数据）

Source of Data: iUser Tracker (updated for March, 2014)

启动次数指标	
月份	3/1/2014
迅雷下载月度活跃人数（万人）	14450.69

说明：1.迅雷下载包括迅雷Thunder、迅雷迷你版、Web迅雷
2.启动次数指标（月度启动次数等于和大于3次）的活跃人数是经过去重后的人数，若某用户同时使用迅雷Thunder、迅雷迷你版、Web迅雷任意一个下载工具每月启动次数超过3次的，则只认定为1活跃用户；
3.数据来源：iUserTracker（目前最新月度数据为2014年3月月度数据）

Monthly active users of Xunlei Accelerator (10,500)

The "monthly active user" (monthly use for at least 60 minutes) data does not count duplicated users — a user that uses multiple Xunlei products (Xunlei Thunder, Xunlei Mini or Web Xunlei) will only be counted once.

Source: Report provided by iResearch based on data in iUser Tracker database